September 22, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (301) 230-9675

Mr. Frederic Richardson
President
Innofone.Com, Inc.
3470 Olney-Laytonsville Road, Suite 118
Olney, MD  20832

      Re:	Innofone.Com, Inc.
      Form 10-KSB for the year ended June 30, 2004
      Filed October 13, 2004
      File No. 000-31949

Dear Mr. Richardson:

      We have reviewed your response letter dated September 6,
2005
and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 4 and your revised statement of operations included in your Form 10-KSB/A filed on September 6, 2005.
In future filings, please remove any reference to these items as extraordinary since these items do not meet the definition of extraordinary in paragraph 26 of APB 30. Notwithstanding the above, further clarify to us how you determined that this debt forgiveness was not a capital contribution. Refer to paragraph 20 of APB 26.

2. Please revise your certification filed as Exhibit 31.1 to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-
K.  Please also make conforming revisions to all subsequent Forms
10-
QSB.

3. We read your Form 8-K filed on August 19, 2005 with respect to your acquisition IPv6 Summit, Inc. Please tell us how you plan to account for this acquisition in your financial statements.


*  *  *  *




      You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3498, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

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Mr. Frederic Richardson
Innofone.Com, Inc.
September 22, 2005
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